FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated February 12, 2010 (“Turkey’s Information and Communication Technologies Authority Announce New Interconnection Rates ”)

EXHIBIT 99.1

12/02/2010

TURKEY’S INFORMATION AND COMMUNICATION TECHNOLOGIES AUTHORITY

ANNOUNCE NEW INTERCONNECTION RATES

Subject: Statement made pursuant to Circular VIII, No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

On Friday 12 February 2010, Turkcell submitted its 2009 Income Statement for Turkcell Turkey. This submission was made to comply with the requirement of Turkey's Capital Markets Board (“CMB”) that companies submit their Income Statements if such companies deliver their commercial records to the Tax Authority prior to the public disclosure of their financial results. This Income Statement was prepared for the tax purposes and is different from that which Turkcell will be announcing with its financial and operational results for the year ended 31 December 2009 in accordance with CMB legislation.

Please be aware that Turkcell expects to announce FY 2009 results by mid-March.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

Turkcell is the leading Mobile operator in Turkey with 36.0 million postpaid and prepaid customers as of September 30, 2009 operating in a three player market with a market share of approximately 56% as of September 30, 2009 (Source: operators’ announcements). Turkcell, is the technology leader providing EDGE technology across the country. Turkcell also provides high quality data and voice services to 65% of the population (as at 30 September 2009) through the implementation of its 3G technology. Turkcell provides roaming with 628 operators in 206 countries as of September 18, 2009. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported $1.6 billion net revenue for the quarter ended September 30, 2009 as per IFRS financial statements. Turkcell has interests in international Mobile operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine and together with Turkey had approximately 61.9 million subscribers as of September 30, 2009. Turkcell has been listed on the NYSE (“New York Stock Exchange”) and the ISE (“Istanbul Stock Exchange”) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.08% by others while the remaining 33.48% is free float.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 12, 2010	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head